October 6, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of 10X Capital Venture Acquisition Corp. III, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant

- Class A ordinary shares, par value $0.0001 per share

- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share

Sincerely,

